Filed by Quinton Cardiology Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Quinton Cardiology Systems, Inc.
Commission File No.: 000-49755

     This filing relates to a proposed business combination between Quinton Cardiology Systems, Inc. (“Quinton”) and Cardiac Science, Inc. (“Cardiac Science”), pursuant to the terms of an Agreement and Plan of Merger, dated as of February 28, 2005 (the “Merger Agreement”), by and among Quinton, Cardiac Science, CSQ Holding Company (“Newco”), Rhythm Acquisition Corporation, and Heart Acquisition Corporation.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

     This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. In particular, forward-looking statements include, without limitation, statements related to the expected synergies of the combined companies, the anticipated cost savings resulting from the business combination, the ability of the combined company to achieve significantly greater size and scale, the ability of the combined company to achieve sustainable profitability, the timing of the completion of the proposed business combination and the pro forma financials for the two companies. Quinton and Cardiac Science have based these forward-looking statements on the current expectations, assumptions, estimates and projections. While Quinton and Cardiac Science believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These risks include: the risk that the combined company may not achieve the benefits expected from the transaction, which may have a material adverse effect on the combined company’s business and could result in loss of key personnel, the risk that the transaction may be completed even though material adverse changes may result from the announcement of the transaction, industry-wide changes and other causes, the risk that the combined company may not be able to develop new competitive products and the risk that the transaction may not be completed or that the closing of the transaction may be delayed due to failure to obtain regulatory or other approvals or the occurrence of a material adverse change in one or both of the parties. These and other important factors, including those discussed in Quinton’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, under the heading “Certain Factors That May Affect Future Results or the Trading Price of our Common Stock,” and in Cardiac Sciences’ Prospectus dated February 7, 2005, filed pursuant to Rule 424b(3), under the heading “Risk Factors,” may cause the actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. We do not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

Where to Find Additional Information about the Merger

     Under the terms of the merger agreement, the parties have formed a new corporation, Newco and with two wholly-owned acquisition subsidiaries that will merge with and into Quinton and Cardiac Science, respectively. As part of the transaction, Quinton will also merge into Newco. Cardiac Science and Quinton intend to cause Newco to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cardiac Science by contacting Cardiac Science Investor Relations at (949) 474-4300. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Quinton by contacting Quinton Investor Relations at (425) 402-2009.

     Cardiac Science and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Cardiac Science in connection with the mergers. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus of Cardiac Science and Quinton described above. Additional information regarding the directors and executive officers of Cardiac Science is also included in the Cardiac Science proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about November 22, 2004. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Cardiac Science by contacting Cardiac Science Investor Relations at (949) 474-4300.

     Quinton and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Quinton in connection with the mergers. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus of Cardiac Science and Quinton described above. Additional information regarding these directors and executive officers is also included in Quinton’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 14, 2004. This document is available free of charge at the

Securities and Exchange Commission’s web site at www.sec.gov and from Quinton by contacting Quinton Investor Relations at (425) 402-2009.

QUINTON & CARDIAC SCIENCE

Moderator: Matt Clawson

March 1, 2005

8:45 am CT

Operator:	Welcome to the Quinton and Cardiac Science Merger conference call.

During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question and answer session. At that time, if you have a question, please press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press star then the number 2. As a reminder, this conference is being recorded, Tuesday, March 1, 2005. I would now like to turn the conference over to Matt Clawson of Allen & Caron. Please go ahead, sir.

Matt Clawson:	Thank you, (Elizabeth).

Good morning, everyone, and thank you for joining us for the Quinton Cardiology Systems and Cardiac Science merger announcement conference call.

Yesterday, each of you should have received a copy by email or fax of the press release announcing the respective companies signing of a definitive merger agreement.

If any of you did not receive a copy of this press release, please call our California office at 949-474-4300 after the call and we’ll be happy to fax or email you a copy. Additionally, a replay of the conference call will be available on the Internet beginning within 48 hours after the call concludes. This can be accessed at either of the company’s Web site at www.cardiacscience.com or www.quinton.com.

Before we get underway, I’ve been asked to make the following statements: Certain matters discussed in the prepared statements on today’s call or answers that may be given to questions asked could constitute to forward-looking statements related to the proposed merger of Quinton Cardiology Systems and Cardiac Science and the combined companies’ future financial or business performance.

We would like to remind listeners that actual results could differ materially from those anticipated in these forward-looking statements. The management teams of the Quinton and Cardiac Science caution that these statements are subject to substantial risks and uncertainties and are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements and should not be relied upon by investors when making an investment decision.

These risks include the risk that the combined company may not achieve the benefits and savings expected from the transaction; the risk that the transaction may be completed even though materially adverse changes may occur in one or both companies; the risk that the combined company may not be able to develop new competitive products and the risk that the transaction may not be completed or that the closing of this transaction may be delayed due to a failure to obtain regulatory or other consents.

Statements made on this conference call should be considered in conjunction with the respective companies’ annual reports on Form 10K, prior and subsequent quarterly reports on Forms 10Q and of course on Forms 8K, which can be located at www.sec.gov and may be requested from either Cardiac Science or Quinton.

We’d also like to advise investors that, in the coming days and weeks, Cardiac Science and Quinton management will be jointly visiting a number of cities, meeting with investors and financial analysts and one-on-one meetings to discuss the merger and the outlook of the combined organization. The information provided during these meetings will be publicly disclosed information only.

On the call this morning, from Cardiac Science, we have Raymond Cohen, Chairman and Chief Executive Officer of Cardiac Science; and Roderick de Greef, the Cardiac Science Chief Financial Officer.

From Quinton Cardiology Systems, we have John Hinson, President and Chief Executive Officer; and Mike Matysik, the Chief Financial Officer.

The officers of both companies will make short statements concerning the strategic, financial, and cultural drivers behind the merger, followed by a question and answer period.

At this point, Ray, I would like to turn the call over to you. Congratulations on your announcement.

Raymond Cohen:	Thank you, Matt.

Good morning, ladies and gentlemen, and thank you for joining us today.

I’m really inspired to be announcing this merger today. We believe the combination of Cardiac Science and Quinton Cardiology Systems will result in an exciting, fast growing, profitable company, focused on providing superior cardiology products and services to growing markets worldwide. We believe this is a great transaction for shareholders, employees, suppliers, and distribution partners of both companies.

The combined company will be called Cardiac Science Corporation and upon approval by NASDAQ, the trading symbol will be DFIB. We think the Cardiac Science name is an excellent one for the new company as it describes extremely well the nature of our combined business.

The Board of Directors of the new Cardiac Science will have a total of nine directors, of which a majority will be independent. All five of the current Quinton Board members will continue on the new board and four of the current Cardiac Science Board members will serve on the new board.

I will serve as Chairman of the Board and Ruedi Naumann, who is the Chairman of Quinton’s Board, will serve as Vice Chairman. John Hinson, Quinton’s CEO, will also be a board member and will become the CEO of the new Cardiac Science.

The rest of the management team will be a mix of senior executives from both companies including Mike Matysik, Quinton’s current CFO, who will assume the role of CFO in the merged entity.

Now, I’ve gotten to know John Hinson pretty well during the last two years. First, from working together as business partners, putting together our existing OEM partnership with Quinton; and more recently, from working together on this strategic initiative.

As have others in our medical device business, I’ve observed the rather impressive turnaround of Quinton under John’s leadership, and later, the successful integration of the Burdick acquisition.

The bottom line is that I was impressed with his ability to combine previously unprofitable companies and enable them to successfully grow and achieve profitability. As an outgrowth of our ability to work together, as well as John’s personal integrity and track record in our industry, I felt comfortable with the notion of approaching him with the idea of merging our two publicly traded medical technology companies.

As we’ve worked out the details of this transaction over the last several months, I can tell you that my confidence in John’s ability to successfully bring these previously separate companies together and realize their combined potential has only increased. And as a result, I am personally delighted to be handing the leadership baton to John.

With that, I’ll turn it over to John and let him share his perspective.

John Hinson:	Thanks, Ray.

Let me just say that I look forward to working with you as well in your role as Chairman of the new Cardiac Science.

I would echo Ray’s sentiments and his excitement about this deal. The combination of strategic fit, operating cost savings, and substantial growth potential makes this a great combination for both sides. Quinton has consistently grown market share during the last few years in an estimated billion-dollar market growing in the mid single digits.

Cardiac Science has also consistently grown market share in a market, which we estimate at $275 million today, and is expected to grow at double digits to nearly a billion dollars during the next several years. This market should provide the combined company with an opportunity for sustained double-digit percentage revenue growth without losing its focus.

Non-invasive cardiology applications have clearly been the emphasis for both companies, but the strategic fit between them goes deeper than just similar missions.

The two companies have very similar business models, as medical device manufacturers that concentrate on creating an installed base, selling related supplies and services, and managing upgrade and replacement cycles.

The technology expertise required to be successful is also the same, involving sophisticated analysis of the electrical activity of the heart, substantial signal processing knowledge, and significant software programming expertise and resources.

The same goes for manufacturing, which is basically structured as a series of final assembly and test processes in a highly controlled FDA-regulated environment of both companies, and for service which follows similar approaches for customer installation, training, and after sale support.

So we believe the new company will be able to effectively leverage many of the relative strengths of the previously separate entities. For example, our respective customer related activities, particularly sales and marketing, are similar in nature but have very little overlap in terms of customer base, making the existing domestic and international organizations quite complementary.

We feel confident that we can effectively exploit the interrelationships between the existing sales channels of both companies to enhance the effectiveness of our distribution.

Specifically, we believe the expanded presence overseas, especially in Europe, as well as the additional possibilities afforded in the US medical marketplace, provide for enhanced revenue opportunities.

In addition, we expect the similarity of our manufacturing and administrative functions will enable us to consolidate a number of these activities to realize millions in cost savings.

Unfortunately, this means to fully realize the opportunities of this combination, we will be required to reduce both facilities and headcount in certain areas.

Our plans for integration include eliminating the current Cardiac Science corporate headquarters and moving the majority of those activities to Quinton’s existing Bothell, Washington facility.

We intend to leave in place the current Cardiac Science R&D team in Lake Forest, California and plan to move sales and marketing functions that are currently located in the corporate headquarters to that facility.

Finally, we will eliminate the current 40,000 square foot Cardiac Science manufacturing facility in Minnetonka, Minnesota and relocate those activities to Quinton’s existing 100,000 square foot Deerfield, Wisconsin facility, which has sufficient current capacity, as well as room for additional expansion.

While it is always painful to part with employees who have served their organizations faithfully, we will offer relocation where it makes sense. Where it doesn’t make sense, we will structure appropriate retention and severance programs to help assure a smooth transition both for the company and for these employees as they move on to their next opportunities.

From my own perspective as the CEO of Quinton and also as a Quinton shareholder, I believe this combination will result in an opportunity for continued increases in shareholder value in light of the larger overall market capitalization, improved revenue growth potential and significant post-merger cost and tax savings.

With that, I would like to turn it over to Roderick, who will talk a little bit about the benefits of this transaction to Cardiac Science shareholders.

Roderick de Greef:	Thanks, John.

This is a great transaction for Cardiac Science shareholders.

In connection with the transaction, Perseus, our senior debt holder, will exchange its debt and related warrants for 20 million in cash plus stock in the newly combined company.

The cash will come from the combined company’s balance sheet so the new company will start off completely free of any long-term debt. This helps the balance sheet considerably and eliminates approximately 9 million in annual interest expense.

This interest expense savings plus an estimated 10 million in operating cost savings and Quinton’s current profitability will make the new company immediately profitable on a pro forma basis, excluding one-time deal and restructuring related charges, and dramatically accelerates Cardiac Science’s pathway to profitability and positive cash flow.

This transaction is not only a merger but also a recapitalization of Cardiac Science. It has been negotiated over a number of months and the respective ownership in Newco of both Cardiac Science and Quinton reflects a number of factors, including: the estimated post-recapitalization enterprise value of each company, the respective cash balances available to repay long-term debt, the expected contributions to future revenue, EBIT and cash flow of both companies, as well as the impact and source of the expected annual cost savings of 10 million and the cash benefit of NOL anticipated at 4 million per year.

Taking into account the average market capitalizations of the respective companies and adding the value of the Perseus debt conversion, the merger percentages imply a premium to Quinton shareholders in the mid-30% range.

I’m convinced that, once fully integrated, the cost savings combined with the strategic benefits pointed out by Ray and John will provide a stable platform from which both companies should be able to grow revenue and profit more rapidly than either would have been able to do independently.

Although I’ll ultimately be stepping aside as a result of this transaction, I will work actively through the transition and will remain a shareholder thereafter.

I can tell you at a personal level that having seen what Mike and John have done with Quinton and having worked closely with them over the last several months on this transaction, I have a great deal of confidence in their abilities to take the new company forward and maximize the growth opportunity that exists.

So with that, I would like to now turn it over to Mike, who will provide some additional Quinton perspective and talk about the deal itself.

Michael Matysik:	Thanks, Rod. I appreciate your comments.

We’ve developed a great working relationship with Rod and we look forward to his help as we work through the transition.

From the Quinton perspective, this merger represents a terrific opportunity. The combination of the more rapidly growing AED market and Cardiac Science’s superior technology in that market, as well as the cost savings and the net operating loss tax benefits, all provide opportunity for Quinton to accelerate its growth.

Because of all these factors, we believe that this transaction will result in accretive earnings for Quinton shareholders interests in 2006 and beyond and will result in an enhanced opportunity for longer-term growth in shareholder value.

With respect to the deal itself, this transaction will result in the Cardiac Science shareholders, including the converted Perseus interest, holding 51.3% of the primary shares of the combined company, and Quinton shareholders holding the remaining 48.7% of the primary shares.

To effect this exchange, a new holding company will be formed. In connection with the closing of the transaction, this new company will take the name Cardiac Science Corporation and we expect that the shares will trade under the DFIB ticker symbol.

Upon closing, the Cardiac Science shareholders will receive one share in the new Cardiac Science for every ten shares of the old Cardiac Science stock that they held.

Also, at the time of closing, Perseus will receive $20 million in cash along with its shares in the new company in exchange for all of the senior debt and associated warrants.

Quinton shareholders will receive slightly more than three quarters of a share of the new Cardiac Science stock for each share of Quinton stock held.

The mechanics of the exchange will be more fully described in the joint proxy and registration statement that will be filed by Cardiac Science and Quinton in the near future.

The transaction will require an affirmative vote of the majority of the shareholders of each company independently. After the registration that we filed together has become and declared effective, the time of the shareholder meeting will be set and the proxy statements will be mailed.

We will also be required to make a Hart-Scott-Rodino filing relating to this transaction simply because of its size. But we expect quick clearance as we’re not direct competitors. We presently expect that this transaction would close in the early part of the third quarter.

With respect to the financials of the new company, we expect to be debt-free upon closing. In addition, we’ve already secured the continuation of Quinton’s previously unused $12 million working capital credit line upon closing. And we expect to negotiate an increase to that line between now and closing.

As a result of the elimination of the senior debt in connection with this transaction, the interest savings of $9 million annually will be effective immediately upon closing.

The operating cost savings, which we currently estimate at $10 million, will come mostly in the area of corporate overheads and G&A with additional savings from the consolidation of manufacturing. There will also be some modest savings due to overlapping activities in sales and marketing and research and development. We expect that the integration will be substantially completed within six months after closing.

So, excluding one-time charges associated with the transaction and related restructuring, the new Cardiac Science should be profitable and operating cash flow positive immediately on a pro forma basis.

Merger and restructuring charges would include retention and severance benefits, relocation costs, lease-exit costs and possible other non-recurring charges.

Because the new company will ultimately be profitable, the existing Cardiac Science tax operating loss and credit carry-forwards will be utilizable by the combined company, subject to certain IRS limitations, providing up to and possibly exceeding $4 million a year in cash tax savings.

We’ve already done a considerable amount of work to identify the expected cost synergies, and we are confident in our ability to achieve them. We will continue to refine our integration plans in the months before closing and we’ll provide more specific financial guidance at the time of closing.

With that, I will close by simply stating that this is a powerful combination. We believe that it will provide substantial and sustained benefits to shareholders of both Cardiac Science and Quinton.

With that, we’ll now open up the lines to take any questions that you might have.

Operator:	Thank you.

Ladies and gentlemen, if you would like to register a question, please press star then the number 1 on your telephone. If your question has been answered and you would like to withdraw your registration, please press star then the number 2. If you are using a speakerphone, please lift your handset before entering your request.

One moment, please, for the first question.

Our first question comes from the line of Alan Robinson with Delafield Hambrecht.

Please go ahead with your question.

Alan Robinson:	Good morning and congratulations.

John Hinson:	Thank you, Alan.

Alan Robinson:	I guess the most interesting part of the press release was the figure associated with the valuation of the shares that went to the debt holder, the 53.75 million figure comprising just short of 13%. Can you just talk us through your thinking in terms of the valuation of that equity portion there, please?

Roderick de Greef:	Sure. This is Rod de Greef.

The terms of the debt conversion reflects several months of negotiations with Perseus. They have agreed to exchange $61 million in principal and accrued interest and 13.4 million Cardiac Science warrants with the a strike price of $2 for a total of $20 million in cash and $54 million in stock of the combined company.

Using a Black-Scholes model to value their 13.4 million warrants yielded a range of values in excess of what was ultimately negotiated which we believe demonstrates Perseus’ strong commitment and high level of confidence in this transaction.

Alan Robinson:	Right. Right.

Roderick de Greef:	I hope that answered the question.

Alan Robinson:	Well that sort of explains the valuation of the debt in the warrants. But in terms of the actual value associated with the shares of the newly merged company.

Roderick de Greef:	I understand your question.

Alan Robinson:	...how do you reach that number?

Roderick de Greef:	Yes. I understand your question. And the $54 million was converted into a number of shares based on the closing price of Cardiac Science’s stock on Friday afternoon.

John Hinson:	This past Friday.

Alan Robinson:	Okay.

Roderick de Greef:	And it’s locked in. It’s not subject to change one way or the other.

Alan Robinson:	Okay.

Just in terms of the growth of the business going forward, you mentioned double-digit revenue growth. Can you just talk about cross-selling opportunities there between the two sales forces?

John Hinson:	Sure, Alan.

We see a lot of opportunity here. And I would just say as I answer this question that we haven’t given large effect to this in terms of our consolidated projections but we believe that there is substantial upside here.

Specifically, there’re two areas where there’s opportunity for us. The international market clearly is mostly a medical channel outside the US for both companies. And so this means that we’ve got a great opportunity for expanded coverage and some cross-fertilization between the product lines.

Within the US, I think in particular while the channels are calling on different customers, the medical distribution opportunity, which Quinton has substantial assets in, is an opportunity to take the AED product into a variety of locations and in a cost effective way as a result of being a combined company. Also we see that as a substantial opportunity for us to expand both market share and revenue growth.

Alan Robinson:	All right, great.

And just finally, can you give me a quick idea of Cardiac Science’s share of the public access DFIB-related market, I guess around about 25%, is that right?

Raymond Cohen:	Yes, that would be correct. This is Ray Cohen. We currently supply just about 25% of products in that particular market. We would define the public access AED market as to include the segments of police fire EMS, also corporate government work places, the military schools and so forth.

The only segment that we would not include as part of that would be the hospital segment for AED (sales).

Alan Robinson:	Okay.

And what’s the — what’s your current breakdown of international sales, please, from ’04?

Raymond Cohen:	Sure. From — on a historical basis, from Cardiac Science’s perspective, if you look at all of ’04, it’s around 40% of total revenue for the company.

Alan Robinson:	All right, thank you.

John Hinson:	Thank you.

Raymond Cohen:	Thanks, Alan.

Operator:	Our next question comes from the line of Chad Suggs with CIBC World Market. Please proceed with your question.

Chad Suggs:	Good morning, guys.

Ray, I know you talked a little bit about this on the earnings call but now that we have both companies on the line here, I just wanted to talk a little bit more about the sales synergy of the products. Will the Quinton sales force be trained on the AEDs?

And then secondly, you know, I just wanted to ask again about, you know, how GE fits in to the picture as they were going to be selling, you know, the AEDs into the hospital market where, you know, I know Quinton sells in the hospital market.

So, I just wanted to get a little bit more clear — you know, the synergy there and how the sales forces will be working in those product lines.

John Hinson:	Sure. Chad, this is John Hinson. The — we actually already distribute the Cardiac Science technology both in our international channel and in our domestic medical channel in the primary care channel and that is where a lot of the upside exists.

And so, in terms of training, the sales organization is already trained in that. In fact, we had one of our sales reps resuscitate a person at a conference in Oklahoma; that’s how well trained they are.

So, we see there almost instantaneously being an uptake force in terms of our possibilities for revenue growth.

With respect to the GE structure, we obviously intend to go forward with that arrangement. That’s - actually will be substantially in place, already parts of that has started with Cardiac Science and that will be substantially in place in terms of the responder product around the time of close.

So we would anticipate going forward. The fact is that GE is a competitor to us in certain markets and that’s no secret to them or to us. But within the medical device industry it’s often typical that you have competitive relationships in certain areas and then you have collaborative relationships in other areas. And as long as it makes business sense for both parties and we believe that this transaction does, that there shouldn’t be any challenges in our previous status getting in the way of us going forward on this particular project.

Chad Suggs:	Okay.

And then a couple of financial questions for Michael or Rod, do you guys have any estimate on what severance costs are going to run?

Michael Matysik:	Yeah, this is Mike. We’ve looked at severance and lease-exit cost and relocation and all of those kinds of activities and we believe that the cash cost associated with those will be in the neighborhood of $5 million. And we’d expect that to sort of, you know, be over the course of the first six months and be substantially complete within that time.

Chad Suggs:	And how much cash do you expect to close in, you know, as opposed to the $20 million payment to the note holders?

Michael Matysik:	Yeah, good question, both the companies — I think Cardiac Science closed the year with about 13 million on the balance sheet and we had about 22 million. So we’re pretty well positioned right now. It depends a little bit on, you know, on what happens with working capital fluctuations and cash generations between now and closing. But we would expect after the payment of deal cost and after the payment of Perseus to still have several million dollars on the balance sheet.

In addition, as I pointed out in my prepared portion, we have negotiated for the continuation of the working capital line that we have currently with Silicon Valley Bank and that’s currently untapped and has a capacity of $12 million.

And they’re very receptive to, you know, to talking about increases; fairly substantial increases to that line. So we feel pretty secure from a cash standpoint as we go into the transaction.

Chad Suggs:	Okay.

And then one last question on the cost savings break down of $10 million, I know a lot of that’s going to be coming out of G&A, can you speak to, you know, how much of that you think will hit in the cost of goods.

John Hinson:	Yeah, this is John. We — basically, the $10 million cost savings comes from four general areas; first facilities consolidation; the second would be headcount reductions; the third area would be some selected executive transitions; and then the fourth will be the — some duplication of G&A corporate overhead types of activities.

So I would roughly say that, you know, maybe...

Michael Matysik:	Fifteen to twenty percent...

John Hinson:	...15% to 20%, yeah.

Michael Matysik:	...of the total number would come from the cost of sales area.

So somewhere, maybe 10 to 20 — somewhere between $1 million and $2 million in cost of goods (if you’re modeling).

John Hinson:	Yeah.

Chad Suggs:	Okay, thanks.

Operator:	Our next question comes from Jayson Bedford with Adam Harkness.

Please proceed with your question.

Jayson Bedford:	Hi. Good morning, guys.

I just have a few quick questions for you. First, just — John, you’ve been distributing the product for a while in the primary care channel.

John Hinson:	Right.

Jayson Bedford:	Just comment in terms of how you intend to grow market share beyond what you’re already doing.

And then secondly, just in terms of branding the product, is this going to be a Cardiac Science brand or you’re still kind of an OEM type branding?

John Hinson:	Sure. Two good questions. First one in terms of what we can do, obviously, when you do a product on an OEM basis, both parties have to make margin and money in hat relationship.

As a result of combining the companies and we have a different gross profit requirement and hurdle rate, if you will, which will open up a substantial number of opportunities since we have such a leadership position in cardiology distribution in primary care, the lower cost of goods effectively for the combined entity will allow us to exploit a lot of other relationships there to be more competitive on large tenders and to establish deeper sustainable relationships with all our partners in that channel.

So I see a lot of opportunity for us to expand on the existing base of success that we’ve already had in that channel.

With respect to the branding, one of the great things about the transaction actually is the Cardiac Science name, I think, communicates as a natural fit for the focus of the company; it communicates both internally and externally what we’re all about.

We have three established brands within that family, if you will. It’s the Powerheart brand, which is where Cardiac Science currently sells its product under, and then the Burdick and the Quinton brands.

And our current intent is to roughly continue to brand by channel in each of those cases. But I think in the case of the AEDs, that’s not set as we go through some further integration planning and are able to involve the rest of our organizations in more detailed work. We’ll figure out exactly what the positioning is on that.

The Burdick brand in the primary care channel is an excellent brand with great recognition and so there’s definitely no downside either way that we go on that. So we have just opportunities to look at that and see what would make the most sense from a corporate standpoint.

Jayson Bedford:	Okay.

And then I wasn’t clear on it, in terms of your hospital sales force, will they sell — will they be selling this product or are there any constraints with respect to the GE relationship?

Raymond Cohen:	I’ll take that part.

John Hinson:	Sure.

Raymond Cohen:	Relative to — this is Ray. Relative to the existing agreement that we have with GE, it’s not an exclusive arrangement, so technically there are no constraints.

The fact of the matter, however, is that we’ve spent a considerable amount of time and energy in getting the GE group up to speed to be able to market our AEDs.

In a few short months from now, we’re going to be putting the traditional in-hospital defibrillator into that channel. We’ve been working very diligently towards completing the development of that product and GE’s going to be taking that product both into the international markets, in that case under the GE brand and into the US market under the Cardiac Science brand.

That gives GE then a very robust product line to be able to offer to hospital customers including AEDs, the Powerheart CRM product, as well as the new traditional hospital defibrillator.

So that’s kind of where we are today and where we intend to go forward and I’ll pass it to John, who’ll make some more comments.

John Hinson:	Yeah, what I would say, you know, clearly we would have, given our distribution in the hospital space, we’d have the capability of distributing a number of these products but I think it’s more of a matter of focus.

You know, obviously, our folks are concentrated on higher ticket items particularly with the Pyramis ECG management sales and our cardiac rehabilitation sale.

Ray and I actually discussed a while back the possibility of distributing the product on an OEM basis in the hospital space. And because of that specific focus for our sales organization, we felt it wasn’t the right thing to do at this time.

And I think given the current situation that I still believe that it’s best for us to stay focused on a higher ticket items and maximize the distribution operations elsewhere.

But the fact is that, you know, a lot of things are possible over the long run but I think our focus is in the short run is going to be clearly to continue to concentrate on our core business in the hospital distribution area.

Jayson Bedford:	Okay, great.

And then just one last question, I think someone alluded in the prepared comments to accretive to earnings in 2006. And I just want to get a baseline or put that into context. I think first call is at about 58 cents, so by that comment is it — it’s accretive to that 58 cents ’06 number?

Michael Matysik:	Jayson, I would just say that, you know, first I understand everyone’s desire, your desire and everyone’s to have a real specific guidance, you know, for the latter half of ’05 and 2006. But the truth is we just closed this transaction; and we don’t even know yet when the deal is going to close.

So the best — here’s the best I can give you, is that, you know, both companies have put out their respective guidance, we’ve told you kind of what to expect in annualized operating costs and interest savings and we’re highly confident in those savings but we still have to refine the integration plans and specifically work out the timing of both.

And so, I think that the other thing that you should expect that we haven’t mentioned is some increased intangible amortization expense. So there will be some intangibles created with — in this transaction. We’re currently estimating that would be $3 million to $4 million a year.

So I think that that would give you at least some basis to work up your own model and determine what you think. Beyond that, we just can’t give more specific guidance right now. But between now and closing, we’re going to be working to refine our synergy plans, our integration plan and our updated financial expectations.

And by the time we get to closing, I think we’ll be able to provide some more specific guidance in that regard.

But as we’ve modeled it, still from just looking at the Quinton (and that statement that was made in the context of the Quinton shareholders), we clearly believe that this is accretive on a proportionate basis for all of 2006.

Jayson Bedford:	Okay. Thank you.

Operator:	Our next question comes from Dalton Chandler with Needham & Company.

Please proceed with your question.

Dalton Chandler:	Good morning.

John Hinson:	Good morning, Dalton.

Dalton Chandler:	Let me just follow up on the European distribution and distribution in Asia for those of us certainly not as familiar with Cardiac Science. Were you saying that their distributors are predominantly medical and not distributing to the sort of third party markets that they distribute to in the US?

John Hinson:	Yes, the AED market outside the US is different than it is here in the US. In the US it has been primarily a public place, this kind of market. Outside the US, it has been predominantly a medical market thus far.

So right now the majority of the distribution relationships for both companies exists on the medical side.

Now, I think, over time what will happen is there will be additional distribution capabilities that will emerge in the — outside the US market to distribute to public places more prominently going forward.

But right now there’s a unique opportunity because there is compatibility between the distribution channels that exist both in Europe and in Asia because of this focus of AEDs on the medical space short term.

Dalton Chandler:	Okay.

Raymond Cohen:	I think the only thing I would add to that is that the only market that is — has substantially embraced a public access (defibrillation state) has been the UK market.

And as recent as fourth quarter, you know, we were given a $3 million contract from the government of England where the vast majority of those 2,300 units were going into a public access scheme.

So the UK is certainly behind the United States, the second most advanced country regarding the deployment of AEDs in public places.

But for instance if you look at Japan where we both share Nihon Kohden as a strategic partner, the vast majority of the sales in Japan so far have been in the medical market.

Dalton Chandler:	Okay.

John Hinson:	Hey, Dalton?

Dalton Chandler:	Yeah.

John Hinson:	After you ask the question, can I ask you to put your mute button on.

Dalton Chandler:	Okay, I’m sorry. I’m in an airport.

John Hinson:	Yeah.

Dalton Chandler:	So let me also just follow up then on valuation, I think the numbers on the press release imply a value for the total company of about 413 million. When I just got through and add up, you know, Friday’s closing plus the debt conversion, I don’t quite get to that number of — am I just missing some options or what’s the delta there?

Roderick de Greef:	Well one way to calculate it would be to take a range of prices for Cardiac Science; a reasonable trailing average, let’s say, it’s $1.70 times 86 million shares out, that gives us a market capital of about 146 million plus the $54 million worth of stock that Perseus has received, that gets you to 200 million for the 51% of Newco that Cardiac Science would own.

So just roughly doubling that gets you to about a $400 million number.

Dalton Chandler:	Okay.

And just a final question, with Ruedi Naumann moving over to the Vice Chairman spot, what level of involvement can we expect from him going forward?

John Hinson:	Yeah, this is John. I mean, Ruedi has always been active and interested in the business and will continue to be active and interested in the business. In fact, I think we’ve been blessed at Quinton, in particular with our board members who have always been fairly actively engaged in the business and lend their advice and support. And I don’t see any reason why that won’t continue; in fact, I anticipate that it will continue post-transaction.

Dalton Chandler:	Okay. Thanks.

Operator:	Our next question comes from Michael Martin with the SmallCap Report.

Please go ahead with your question.

Michael Martin:	Congratulations.

Just a couple of things. How many shares will be outstanding fully diluted after the merger?

Michael Matysik:	Mike, this is Mike Matysik. The fully diluted share calculation will be dependent largely on the price because as you know the treasury method of calculating it — and so — and it also will depend on the - whether we’re in a gain or a loss position because as we report earnings per share on a loss position, of course, we’re only looking at primary shares.

So presently Quinton has 2 million shares, 2 million options outstanding, (roughly 2 million) and Cardiac Science has roughly 12 million options.

Michael Martin:	Uh-huh.

Michael Matysik:	So you could do the conversion ratios and get, you know, the potential fully diluted ignoring the exercise price number of shares there.

Michael Martin:	Okay.

Also what kind of tax rate is a good ballpark going forward once the merger is done?

Michael Matysik:	Yeah, very good question. Here’s what we expect. First of all there will be some one-time charges and things like that that will happen in 2005.

Michael Martin:	Right.

Michael Matysik:	So — but if you look out in 2006 and beyond, what I would expect is that tax rate in the range of 38 — of 35%.

Michael Martin:	Uh-huh.

Michael Matysik:	...but applied to net income having added back any stock based compensation. And the reason for that is stock based compensation will not be deductible.

Michael Martin:	Right.

Michael Matysik:	And so just like what we’ve done on the Quinton side, we’re using a 35% rate and then applying that to net income after adding back to stock based compensation. That may get you a blended rate, just a little bit different depending on how the numbers fall.

Michael Martin:	Okay.

And can you give us a little sense of your goals for operating margins going forward from 2006? Are they similar to, you know, what we heard on the conference call?

Michael Matysik:	Well, I think that this changes the game just a little bit and probably it’s going to take us a while to get back to the — obviously, get back to the operating margins that Quinton had.

But in the long term, yeah, I think that we get to pretty substantial operating margin.

Michael Martin:	They are similar in terms of the goals that you previously set forth?

Michael Matysik:	Sure, but I think it changes the time frame to those.

Michael Martin:	Thank you very much.

Michael Matysik:	Okay.

Operator:	Our next question comes from Keay NaKae with Unterberg Towbin.

Please proceed with your question.

Keay NaKae:	First question for Rod, can you give me a sense for what the NOL that will carry over will be?

Roderick de Greef:	Yeah, it’s about — it depends somewhat, Keay, on the actual value of Cardiac Science at the end of the day. But we’re looking at the, at the time of closing the transaction because that — it changes the control, that gets triggered but it’s going to be between $100 million and $140 million, both significant.

Keay NaKae:	Right, okay.

And I guess then a question for Mike; I guess at some point after the merger you’ll have to establish a valuation allowance account?

Michael Matysik:	Valuation allowance account for?

Keay NaKae:	For the deferred tax asset...

Michael Matysik:	Correct. And that’s something — as you may know, Quinton just went through that evaluation of its own deferred tax asset allowance and released that. So we took that in as an asset in Q4 of about $9 million.

And so, the test as to whether we remove that valuation allowance will be based on, you know, what the expectations are of future profitability, in a very objective way measured specifically and, you know, according to the accounting literature.

And so, we will have to look at historical profits and losses of the combined company on a pro forma basis and all of that. And that’s something that we’re still evaluating as we get closer to the closing.

Keay NaKae:	But (in your sense), you’ll have to fund that again?

Michael Matysik:	Pardon me?

Keay NaKae:	You’ll have to fund that again?

Michael Matysik:	There’s no funding requirement.

Keay NaKae:	Well, you know, you’ll have to establish it too.

Michael Matysik:	Yeah. But, in essence, Cardiac Science already has that established on their books. Because they haven’t reported profits, they haven’t had to address that of bringing it back on to the balance sheet.

So that tax asset already exists with Cardiac Science. It just hasn’t been recognized as an asset. So, you know, the most probable thing is that that won’t be recognized as an asset in purchased accounting, but it will happen sort of downstream as we become — and start to report profitability.

Keay NaKae:	Okay. Thank you.

Michael Matysik:	All right.

Operator:	Our next question comes from JD Delafield with Delafield Hambrecht.

Please proceed with your question.

JD Delafield:	Hey, John, hey, Mike, congratulations.

John Hinson:	Hi, how are you?

Michael Matysik:	Thank you.

JD Delafield:	I have two questions. One is just housekeeping because I haven’t had time to read some of the Cardiac Science information or any of the calls.

The Philips lawsuit is something you also have as a synergy, which I’m curious to know, if that — where that stands and how much longer we’ll see that playing out.

I’d also like to just get an understanding of the status of the FDA warning letter as well as the product recall.

So those are just three items, which — I don’t know if it’s Rod or Roy can perhaps address?

John Hinson:	Yes. Actually, it’s Ray, JD.

JD Delafield:	Oh. I’m sorry, Ray, yes.

John Hinson:	Yes. Let me — on the Philips thing. First off, we have not listed the Philips lawsuit as a synergy. We have planned in terms of the numbers and then — and the overall picture that Mike has painted. We are anticipating an...

JD Delafield:	Yes, sorry, John. That was a joke.

John Hinson:	Yes, okay. All right.

JD Delafield:	Yes, yes.

John Hinson:	Okay.

John Hinson:	Yes, all right. I got it.

JD Delafield:	Yes, sorry about that.

John Hinson:	But, yeah, we’ve — I mean, you know, just for — just sort of everybody understands it, I mean, we have not included that as cost savings. We are planning to take that through to trial and that is our estimation. We believe we have a strong case and we will take that through to trial.

JD Delafield:	Okay. And do we have any expectation of when that trial will...

John Hinson:	Yes, I’ll turn that over to Ray. He might be able to answer those questions.

Raymond Cohen:	Now, this is DJ or JD?

JD Delafield:	Yes, yes, yes. This is JD Delafield.

Raymond Cohen:	Okay. Yeah, we talked earlier about that this morning on our call. As far as the status of the case, I’ll just give you some highlights.

I mean, there are 21 patents currently at issue here. Just in the last few months, there’s been like 37 depositions taken, 7 discovery motions; there’s been literally hundreds of written discovery requests that have been served and responded to.

As far as the case schedule is concerned, initial discovery was closed last week. Initial claim construction briefs are due by May 1. A lot of people refer to this as Markman hearing.

Claim construction hearing or the Markman hearing would be in July and the ruling on that is expected in August with summary judgment motions, and ready for trial approximately one year from today in the January/February timeframe of 2006.

So that’s kind of where, you know, kind of the case is.

Specific to your questions about regulatory status with Cardiac Science, it is true that we did receive a warning letter earlier in 2004. There is nothing outstanding currently with the FDA. Cardiac Science’s manufacturing facility was inspected at the end of the year. We received a clean bill of health from the FDA; we’re under no restrictions of any kind and we continue to operate our facility and build products in strict accordance with FDA regulation.

As far as recalls are concerned, you know, a circumstance in the defibrillator business is that any field correction or any type of thing that you do to a product to keep devices operating to their full specification is considered a recall.

We do manufacture and sell Class 3 medical devices. So recalls are just simply a part of the vernacular of how we go about keeping products to their optimum working condition.

So that’s just the fact of the matter. Every single company in our space is either currently actively managing one or more recalls or is in the process of doing that. So we are not a special case in this respect. And I would suggest to anybody listening in that this is really indicative of the vigilance of the companies in this space.

And Cardiac Science and our other competitors have strong commitments to their customers. These are life-saving medical devices and you want to make sure that, you know, when you attach them to a person who’s dead on the ground, that you’ve got the best opportunity to resuscitate that victim.

JD Delafield:	Okay, thank you. That’s helpful on all three fronts.

Hey, maybe, Mike, I can ask you this question which is, if I’m thinking about looking at the guidance of the two companies and, you know, I don’t know what all the estimates are, but let’s say Quinton had an opportunity to do somewhere between $8 million and $10 million of EBITDA this year, and Cardiac Science’s guidance, if you take the midpoint of the revenue and sort of the midpoint of the gross margin and then some operating expense assumptions, back out the D and A and then pro forma for the litigation, it actually looks like Cardiac Science would make somewhere between, you know, mid-single digits of EBITDA.

And then if you add in $10 million of synergies, you get to something, pro forma for the combined company, in the mid-20.

Michael Matysik:	Well...

JD Delafield:	Is that an unreasonable way to think about this?

Michael Matysik:	Well, it’s kind of mixing metaphors a little bit, JD, because the $10 million in operating synergies is - as the full year effect...

JD Delafield:	Yeah, I got that.

Michael Matysik:	Okay. So that’s not going to happen till, you know, sometime in the latter part of 2005.

JD Delafield:	Right.

Michael Matysik:	And then we’re getting into 2006 numbers so I think you’d have to start your base...

JD Delafield:	Well, okay. Let me just rephrase it. To do that — to assume that this was all effective January 1 of this year...

Michael Matysik:	Sure.

JD Delafield:	...is that a reasonable way to think about it?

Michael Matysik:	Sure. I think from an EBITDA standpoint, but if you were looking from a GAAP standpoint, you’d look at the stock based compensation...

JD Delafield:	Right.

Michael Matysik:	...you’d look at the additional amortization and the tax rate and things like that.

JD Delafield:	Yeah.

Michael Matysik:	But I think you’re on the right track there, sure.

JD Delafield:	Okay. Great. Well, thank you and congratulations, both companies.

John Hinson:	Thanks.

Michael Matysik:	Thanks a lot.

Operator:	Our next question comes from Jason Aryeh with Jalaa Equities.

Please proceed with your question.

Jason Aryeh:	Hi, gentlemen. Congratulations.

John Hinson:	Thanks, Jason.

Jason Aryeh:	Ray, let me — as a Cardiac shareholder as we are, let me try to ask you a couple of questions directly from this angle.

You know, clearly, it seems that, you know, getting us to profitability immediately is a terrific thing. Eliminating the debt overhang is a terrific thing. And perhaps I might argue with that joke before and I kind of see, perhaps, the greatest synergy here as the balance sheet, which now gives Cardiac Science and the combined company to further pursue the Philips litigation.

I’m wondering, Ray, from your perspective, how much did that weigh way — I mean, that is such a huge option in the Cardiac Science story, how big was that in your decision making that this now makes Philips realize they can’t just starve Cardiac Science out of this lawsuit.

Raymond Cohen:	Well, I would suggest to you that, you know, you’d really have to look at this from a financial standpoint and the, you know, just the drain on the company and really put that in context of the whole picture.

But clearly, I mean, we didn’t put together this merger. And John and I, we really did not talk about Philips really until, you know, kind of later in our discussions because the — just the operational leverage that this provides the two companies and the notion that you get to scale up our businesses, you know, it’s very difficult for two...

Okay. Are we back?

Hello, operator? Can you hear us?

Operator:	Yes, sir, you are live.

Raymond Cohen:	Okay, thank you. Okay. Thank you.

Jason, are you still with us?

Okay, I’ll just continue with the remarks.

But the idea that you, you know, you have two relatively small public companies coming together to realize the operational cost savings and so forth. I mean, you know, those are the overriding issues here that really provide a much stronger platform for the companies to recognize and realize the potential that they have by combining them.

So it’s definitely a benefit, you know, to be able to have a stronger financial position to be able to sustain this case against Philips.

So if — I don’t know, operator, if you can allow Mr. Aryeh to ask a follow up?

Operator:	His line is open, sir.

Jason Aryeh:	Ray, can you hear me now?

Raymond Cohen:	Yes, sir.

Jason Aryeh:	Okay, great.

Yeah, I mean, I guess my only, you know, question on the negative side and clearly the market, from Cardiac Science perspective, does not appreciate this deal at the moment. But why when the stock is basically at a, I don’t know, a five-year low and trading at under 2 1/2 times sales, why at this point make this deal and give Quinton a premium and really, Cardiac Science, in essence, is being combined at a slight discount here?

Raymond Cohen:	I think the bottom line is that, you know, it’s never a bad time to do a smart deal, Jason.

Jason Aryeh:	Uh-huh.

Raymond Cohen:	And, it’s the notion that we want to get on with the future, the potential of this business. And I think these opportunities don’t just hang around. And, you’ve got to be able to — when there’s an opportunity to take two really good companies and put them together, you’ve got to go for that.

And I think that irrespective of how our stock might trade, whether it’s today or in the next few months, the fact of the matter is five months from today or so, depending on the time of the close, there’s going to be a new Cardiac Science and it’s going to have a strong value. And I think that the shareholders then of the combined entity will then be able to appreciate the benefits of the transaction. So we’re not going to be, how should I say, impacted by any movement in the stocks of the respective companies one way or another.

So it’s really about the future and getting on with the future of our business so that we can take the best advantage of the opportunities that exist with the cardiology product line the Quinton have and with the defibrillator product line that Cardiac Science has.

Jason Aryeh:	Great.

Two other quick questions regarding GE. In your contractual agreement with GE, is there anything that allows them to get out of these partnerships with you if there’s a change in control?

Raymond Cohen:	You know, in every agreement, there are certain clauses, which allow for under substantial changes, for a partner to provide their consent. And, you know, without having the detailed language memorized, I would suggest that this agreement, relative to, you know, our development agreement, has similar language in it.

But once again, I understand the questions and concerns. The fact of the matter is we don’t, you know, we don’t run GE; we can’t make decisions for them. But I can tell you that we don’t anticipate any changes going forward and that they have a great demand presently, and have had for a biphasic in-hospital defibrillator.

You know, we’ve been working with them very closely. We’ve talked to our colleagues at GE and we’re confident that things will continue in a positive way.

I mean, this is a — you know, in 2005, in the medical device and technology business, the notion that companies have strong and competitive products and yet collaborate on other strategic initiatives is not unusual.

Jason Aryeh:	Okay.

Raymond Cohen:	We do not see this as being unusual in any way, say, performance. We think GE is a great company and they’re all grown ups. So...

Jason Aryeh:	That’s a very fair statement.

And, Ray, one last question. If GE or Philips who buy in Cardiac Science at these levels would be probably cheaper than what they’d lose in a lawsuit likely. If there was another (suitor) that came for Cardiac Science at this point, is there a breakup fee in this deal?

Roderick de Greef:	There is a breakup fee. The boards of each companies, obviously, have to exercise their fiduciary duty in the face of what would be defined as a superior offer. And there’s a breakup fee of $4 million on each side — reciprocal.

Jason Aryeh:	Okay, got it. Thank you, gentlemen.

John Hinson:	All right. Thank you, Jason.

Operator:	Ladies and gentlemen, as a reminder, to register for a question, press star then the number 1.

Our next question comes from Chad Suggs with CIBC World Markets.

Please proceed with your question.

Chad Suggs:	Hi. Just a couple of follow-up questions.

Ray, on the earnings side, I just wanted to make sure. The UK contract, was that completely fulfilled in the fourth quarter?

Raymond Cohen:	No, it was about half fulfilled in the fourth quarter — a little over half.

Chad Suggs:	Okay. And so we’d expect the rest to hit in this quarter?

Raymond Cohen:	We would expect that substantially, it would be.

Chad Suggs:	Okay.

And then, Mike, and then possibly Rod, when I looked at your guidance that you’ve provided on your fourth quarter press release, Mike, and get into the — you know, I did some a little Math last night, and get into your net income range, I came out with assuming gross profit in the range, you know, 2005, you know, pre-merger, in the 45% to 46% range. Is that an accurate assessment?

Michael Matysik:	I think that’s our best estimate right now.

Chad Suggs:	Okay. And then — okay...

Michael Matysik:	Yeah, we came in at just under 44% for the year and we’ve consistently sort of talked about one percentage to two percentage point improvement per year. So that’s kind of definitely the range that we’re thinking.

Chad Suggs:	Okay.

And then I wanted to kind of get an idea of what you guys see for gross profit, you know, upon the close of the merger and moving forward. Obviously, you know, you had a lower margin than Cardiac Science does, if you could comment on that?

Michael Matysik:	Sure. You know, I think that, Number 1, Cardiac Science has had — has enjoyed strong gross profit margins and we expect those to continue, although there may be some price pressure from the market. We also expect some cost reduction. And so we feel pretty secure about the, you know, ability to preserve those margins.

And then there’s some operating cost synergies that will hit the cost of goods line. So that will result into a little bit of combined improvement.

So I think you could take this simple arithmetic, you know, average of those two on a weighted basis and then factor in some synergies, then that will get you pretty close.

Chad Suggs:	Okay, great.

And then final question for Ray and John, it seems like there’s an opportunity here. You know, Ray, I know that you’ve spoken on this and we’ve seen it, that, you know, your competitors have basically counter-detailed you out in the market, saying that, you know, there’s some going concerns on Cardiac Science as an ongoing business in order to win business and contracts.

And I just wanted to see if you guys — I mean, there’s an opportunity. It seems like you’re — I see that you guys can, you know, counter-detail, you know, either pending, you know, business in the pipeline, going back to them saying, “You know, here’s, you know, a new combined company, you know, we don’t have any debt. We are going to be around for a while.”

Can you just kind of comment on that as far as your strategy?

Raymond Cohen:	Well, Chad, I think that you, you know, I think you hit the nail right on the head and you stated the case fairly well. I mean, I would suggest to you that, on a scale of 1 to 10, number — this issue that is raised by our competitors at point of sale is the 10. They just simply do not have a great response for the technology, the features and benefits, the rescue-ready technology that we offer, the training service offering.

So what they do instead of focusing on product benefits and service offering — because they don’t have a great answer for that — what they do is they just beat on us about the fact that we’re small and we’re not profitable. And they try to scare the customer into not wanting to buy from Cardiac Science.

So I think that this transaction absolutely, 100% mitigates that story and will give us a very strong - and give our sellers a very strong counterbalance to those kind of comments. And quite frankly, I think any — a competitive salesman who starts to bring thing like these up will be rather embarrassed when the facts are put on the table.

So I cannot underestimate the importance and the lift that I believe that we will get in the marketplace on a day-to-day basis based upon being a much bigger, stronger, financially stable, and viable company.

John Hinson:	And I would just echo what Ray is saying there. I mean, at Quinton, we had a rough go several years ago in terms of this and experienced this directly from some of the same competitors. And it does make a remarkable difference when you can go out and show a well-capitalized, sustainable entity in the marketplace. It gives your salespeople confidence. They exude that confidence. Your customers buy with confidence. It makes a huge difference and that is clearly one of the premier opportunities of this combination.

Chad Suggs:	Great, thanks. Congratulations.

John Hinson:	Thank you, Chad.

Operator:	Gentlemen, there are no further questions at this time. I will now turn the call back to you. Please continue with your presentation or closing remarks.

John Hinson:	Great. Well, thank you for participating in our call today. Just some housekeeping, an encore recording of this call will be available and the operator will provide the call-in numbers in just a moment. But we invite you to visit either of our Web sites at cardiacscience.com or quinton.com to access the audio archives when it’s available.

We appreciate your support and interest in this merger.

Operator:	Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please connect — disconnect your lines.